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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-15 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of  September 17, 1997

                    Micro Focus Group Public Limited Company
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


        Form 20-F   X                                Form 40-F
                   ---                                         ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

        Yes   X                                      No
             ---                                        ---

        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)






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August 1995                                                          Schedule 11
--------------------------------------------------------------------------------

                                   SCHEDULE 11
           NOTIFICATION OF INTEREST OF DIRECTORS AND CONNECTED PERSONS


AVS No.:      771033

All relevant boxes should be completed in block capital letters.


1.   Name of company:

     MICRO FOCUS GROUP PLC

2.   Name of director:

     MARTIN WATERS

3. Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

     SAME AS 2 ABOVE

4. Name the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):

6. Please state the nature of the transaction. For PEP transaction pleases indicate whether general/single co PEP and if discretionary/non discretionary:

7.   Number of shares/amount of stock acquired:

8.   Percentage if issued class:

9.   Number of shares/amount of stock disposed:

10.  Percentage of issued class:

11.  Class of security:

12.  Price per share:

13.  Date of transaction:

14.  Date company informed:

15.  Total holding following this notification:

16.  Total percentage holding if issued class following this notification:

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If a director has been granted option by the company please complete the following boxes.

17.  Date of grant:

     16TH SEPTEMBER

18.  Period during which or date on which exercisable:

     25% VESTS ON GRANT ANNIVERSARY EACH YEAR. LAPSE DATE 16 SEPTEMBER 2006

19.  Total amount paid (if any) for grant of the option:

     NIL

20.  Description of shares or debentures involved - class, number:

     600,000 10P ORDINARY SHARES

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

     GBP 21.01

22. Total number of shares or debentures over which options held following this notification:

     600,000

23.  Any additional information:

     237,500 OF THE 600,000 GRANT WILL COME FROM SHARES ALREADY IN ISSUE HELD BY MICRO FOCUS TRUSTEES

24.  Name of contact and telephone number for queries:

     KARIN WATT  (01635  565489)

25. Name and signature of authorised company official responsible for making this notification:

Date of notification: 9/17/97                /s/ Karin Watt

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London Stock Exchange. Company Announcements Office.  Old Broad Street, London
EC2N 1HP Facsimile: 0171 588 6057.0171 334 896/8965/8966 (PLEASE DO NOT POST)
Enquiries: Continuing Obligations: Telephone 0171 797 3850/1639/1972/3150



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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        Micro Focus Group Public Limited Company
                                        ----------------------------------------
                                                      (Registrant)


Date: September 17, 1997                   By: /s/ Loren E. Hilllberg
                                              ----------------------------------
                                              Loren E. Hillberg, Secretary